

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 9, 2019

Christopher Collier
Chief Financial Officer
FLEX LTD.
2 Changi South Lane
Singapore 486123

      Re: FLEX LTD.
          Form 10-K for the Fiscal Year Ended March 31, 2019
          Filed on May 21, 2019
          File No. 000-23354

Dear Mr. Collier:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            Sincerely,

            Division of Corporation Finance
            Office of Information Technologies
            and Services